Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-132936-14 June 10, 2008

Subscription until June 27, 2008

STRUCTURED PRODUCTS – ARES®

Termsheet / Product Snapshot

STRUCTURED PRODUCTS

Accelerated Return Securities (ARES®)

■  Linked to the: Credit Suisse FX Rolling Optimized Carry Index – Global
    18 Unfunded – USD (ROCI)

■  4.047yrs | [305-320%] Upside Participation (No Cap) | 0% Protection

Offering Period Closes on: June 27, 2008

This free writing prospectus relates to an ARES offering, which is identified by reference to the underlying index to which it is linked.  We refer to the underlying index as the Reference Index.  The following are summary indicative terms (subject to change and completion) that relate to the ARES offering.

Prospectus Link:  http://www.sec.gov/Archives/edgar/data/1053092/000104746908007157/a2186056z424b2.htm

Indicative Terms, June 10, 2008

ROCI CURRENCY ARES® OVERVIEW

The ARES are medium term notes that offer leveraged participation in the positive return of the Reference Index. If the Reference Index’s Final Level is greater than its Initial Level, a holder of the ROCI ARES (the “Securities”) will receive [305-320]% of the index appreciation at maturity. If the Reference Index’s Final Level depreciates from its Initial Level, a holder of the Securities will receive 100% of the Reference Index’s decline and will receive less than the principal amount of the holder’s Securities at maturity. The Securities are not principal protected.

INDICATIVE PRODUCT TERMS:	RELEVANT DATES:
Issuer:	Credit Suisse, acting through its Nassau Branch	Offering Period:	Closes on June 27, 2008 @ 11:00am EST
CUSIP/ISIN:	22546EBS2 / US22546EBS28	Trade Date:	Expected to be June 27, 2008
Distributor:	Credit Suisse Securities (USA) LLC (“CSSU”)	Settlement Date:	Expected to be July 2, 2008
Principal Amount:	USD TBD	Valuation Date:	July 16, 2012
Denomination:	Minimum initial purchase of U.S. $1,000 per Note and	Maturity Date:	July 19, 2012 (4 years 17 Days)
integral multiples of U.S. $1,000 thereafter
Reference Index:	Credit Suisse FX Rolling Optimised Carry Index – Global 18 Unfunded USD as calculated and published on Bloomberg page ROCIGUUS <Index>
Initial Index Level:	Index Level as determined by Calculation Agent on Trade Date, at approximately 12:00 noon EST
Final Index Level:	Closing level of the Reference Index on the Valuation Date
Upside Participation:	[305 - 320]% to be determined on Trade Date
Downside Participation:	100%
Index Return:

If the Final Index Level is > the Initial Index Level, then the Index Return will equal:

¡      Upside Participation x ((Final Index Level – Initial Index Level) / Initial Index Level)

If the Final Index Level is = the Initial Index Level, then the Index Return will equal zero.

If the Final Index Level is < the Initial Index Level, then the Index Return will equal:

¡      Downside Participation x ((Final Index Level – Initial Index Level) / Initial Index Level)

Redemption Amount at Maturity:	For each $1,000 principal amount of ARES, on the Maturity Date, a holder will receive an amount in cash equal to the principal amount of ARES multiplied by the sum of (1+ Index Return).

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com

STRUCTURED PRODUCTS

PRODUCT SNAPSHOT

Who Should Invest in the ARES®:

¡                Investors who are bullish on the Reference Index and looking to add exposure to the Reference Index to their portfolio.  Investors who are interested in at least 3 times leverage in the upside participation of the Reference Index, and are able to withstand a loss of their investment in the event the Reference Index declines.

Hypothetical Upside Scenario:

¡                The Reference Index appreciated by the valuation date:  Investors receive back their initial investment plus at least 305% of the appreciation of the Reference Index, point to point with no cap.

Hypothetical Downside Scenario:

¡                The Reference Index depreciated by the valuation date:  Investors participate in 100% of the losses; if the Reference Index declines to 0.00, investors will lose their entire investment.

* Hypothetical scenarios are neither indicators nor guarantees of future index performance.  Actual results will vary, perhaps materially from the hypothetical analysis.  * This graph assumes that the upside participation is set at the midpoint of its range set forth in the table on page 2 of this free writing prospectus.

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com

Investment Considerations

A purchase of the securities involves risks.  This section summarizes certain additional risks relating to the securities.  We urge you to read the following information about these risks, together with the information in the preliminary pricing supplement subject to completion dated June 3, 2008, the product supplement dated March 25, 2008, the  prospectus supplement dated March 24, 2008 and the prospectus dated March 29, 2007 before investing in the securities.

An investment in ARES® is not principal protected.  You may receive less at maturity than you originally invested, or you may receive nothing should the Reference Index decline to zero.

The ARES do not pay interest.  CSSU will not pay interest on the ARES.  Even if the payment at maturity exceeds the principal amount of the ARES, you may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other CSSU debt securities.

The securities will not reflect the full cumulative net return, from the currency forwards, which is used to calculate the reference index level.  The Reference Index is intended to represent the cumulative net return from a rolling monthly strategy of buying and selling certain currencies using one-month currency forwards with the objective of maximizing the expected return. However, current fees of 1.25% per annum, as determined by the Index Committee are taken into account when calculating the index level and therefore the redemption amount, which is based on the difference between the initial index level and the final index level, will not reflect the full cumulative net return from the currency forwards.

Investing in a security linked to an index based on emerging market currencies bears potential risks.  You should be aware that an investment in securities linked to an index of emerging market currencies involve many risks, including, but not limited to: economic, social, political, financial and military conditions in those emerging markets; the inflationary environment in those emerging markets; regulation by the national, provincial, and local governments of those emerging markets; and political uncertainties.

The liquidity, trading value and amounts payable under the securities could be affected by the actions of the governments of the United States and of the originating country (or countries) of the currencies underlying the Reference Index.  Exchange rates of many countries are "floating," meaning that they are permitted to fluctuate in value relative to other currencies, including the U.S. dollar. However, governments of other countries, including China, from time to time, do not allow their currencies to float freely in response to economic forces.

An investment in the securities is not the same as an investment in the currencies underlying the Reference Index or a security directly linked to the Reference Index.  An investment in the securities does not entitle you to any ownership interest or rights in the underlying currencies or futures contracts on the underlying currencies. Even if one or more of the underlying currencies appreciates in value, you may not receive a corresponding appreciation in your investment if the final basket level is less than the initial basket level.

Exchange rates may fluctuate over time.  Over the term of the securities, the U.S. dollar exchange rates for the reference currencies may fluctuate significantly and may at all times prior to the valuation date be greater than or less than the relevant rate of exchange on the date the securities are priced for initial sale.

The U.S. federal income tax consequences of the securities are uncertain.  No ruling is being requested from the Internal revenue Service, or the IRS, with respect to the securities and we cannot assure you that the IRS or any court will agree with the tax treatment described under “Certain United States Federal Income Tax Considerations” in the product and pricing supplements.

There may be little or no secondary market for the ARES.  The ARES will not be listed on any securities exchange.  We cannot assure you that a secondary market for the ARES will develop.  CSSU currently intends to make a market in the ARES, although it is not required to do so and may stop making a market at any time.  If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.

The market price of the ProNotes may be influenced by many unpredictable factors. Many factors, most of which are beyond our control, will influence the value of the ProNotes and the price at which Credit Suisse Securities (USA) LLC may be willing to purchase or sell the ProNotes in the secondary market, including:

•     The current level of the reference currencies.        •      Interest and yield rates in the market.      •       The volatility of the reference currencies.

•     Economic, financial, political and regulatory or judicial events that affect the reference currencies or the U.S. dollar or the economies of the originating countries

       of the reference currencies or the United States.   •      The time remaining to the maturity of the securities.      •      Credit Suisse’s creditworthiness.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity.  The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse Nassau Branch has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the preliminary pricing supplement subject to completion dated June 3, 2008, product supplement dated March 25, 2008, prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  You should, in particular, review the “Investment Considerations” section herein and the “Risk Factors” sections of the product supplement and the prospectus supplement, which set forth a number of risks related to the securities.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access these documents on the SEC website at www.sec.gov by clicking on the hyperlink to the prospectus in this document or as follows:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908007157/a2186056z424b2.htm

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Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com